AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 2019

Securities Act Registration No. 333-178164

Investment Company Act Registration No. 811-22638

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

☐	Pre-Effective Amendment No. __
☒	Post-Effective Amendment No. 62

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

☒	Amendment No. 63

(Check appropriate box or boxes.)

Arrow Investments Trust

(Exact Name of Registrant as Specified in Charter)

6100 Chevy Chase Dr., Suite 100

Laurel, MD 20707

(Address of Principal Executive Offices)(Zip Code)

Registrant's Telephone Number, including Area Code: (301) 260-1001

Corporation Service Company

251 Little Falls Drive

Wilmington, DE 19808

(Name and Address of Agent for Service)

With copy to:

JoAnn M. Strasser, Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio 43215

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

It is proposed that this filing will become effective:

☒Immediately upon filing pursuant to paragraph (b)

☐On December 1, 2018 pursuant to paragraph (b)

☐ 60 days after filing pursuant to paragraph (a)(1)

☐ On (date) pursuant to paragraph (a)(1)

☐75 days after filing pursuant to paragraph (a)(2)

☐ On (date) pursuant to paragraph (a)(2) of Rule 485.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Explanatory Note

This Post-Effective Amendment no. 62 and Amendment No. 63 (the “Amendment”) to the Registration Statement on Form N-1A under the Securities Act of 1933 and Investment Company Act of 1940 (File Nos. 333-177651 and 811-22624) of Arrow ETF Trust (the “Registration Statement”) is being filed solely for the purpose of updating the exhibit list and adding additional exhibits to the Registration Statement.

This Amendment consists of the facing page, this explanatory note and Part C to the Registration Statement.

This Amendment does not modify any other part of the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Fund certifies that it meets all of the requirements for effectiveness of this registration statement pursuant to Rule 485(b) under the Securities Act and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Columbus, State of Ohio, on the 10th day of June, 2019.

Arrow Investments Trust

By: /s/ JoAnn M. Strasser

JoAnn M. Strasser, Attorney-in-fact

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 31st day of May, 2019.

Name	Title	Date
Robert S. Andrialis*	Trustee	June 10, 2019
Paul Montgomery*	Trustee	June 10, 2019
Thomas T. Sarkany*	Trustee	June 10, 2019
Joseph Barrato*	Trustee, President and Principal Executive Officer	June 10, 2019
Sam Singh*	Treasurer and Principal Financial Officer	June 10, 2019

*By: /s/ JoAnn M. Strasser

JoAnn M. Strasser, Attorney-in-fact

PART C

OTHER INFORMATION

Item 28. Financial Statements and Exhibits.

(a) Articles of Incorporation.

(i)	Registrant's Trust Instrument, which was filed as an exhibit to the Registrant's Registration Statement on November 23, 2011, is incorporated by reference.

(ii)	Certificate of Trust, which was filed as an exhibit to the Registrant's Registration Statement on November 23, 2011, is incorporated by reference.

(b) By-Laws. Registrant's By-Laws, which were filed as an exhibit to the Registrant's Registration Statement on November 23, 2011, are incorporated by reference.

(c) Instruments Defining Rights of Security Holder. None other than in the Declaration of Trust and By-Laws of the Registrant.

(d) Investment Advisory Contracts.

(i)	Management Agreement, which was filed as an exhibit to the Registrant's Registration Statement on February 23, 2012, is incorporated by reference.

(a)        Amended and Restated Appendix A of the Management Agreement, which was filed as an exhibit to the Registrant’s Registration Statement on December 18, 2017, incorporated by reference.

(ii)	Expense Limitation Agreement between Arrow Investments Trust and Arrow Investment Advisors, LLC, which was filed as an exhibit to the Registrant’s Registration Statement on November 5, 2014, is incorporated by reference.

(a)       Amended and Restated Appendix A to Expense Limitation Agreement as of September 28, 2018, which was filed as an exhibit to the Registrant’s Registration Statement on November 28, 2018, is incorporated by reference.

(iii)	Sub-Advisory Agreement between Arrow Investment Advisors, LLC and Halyard Asset Management LLC, which was filed as an exhibit to the Registrant’s Registration Statement on March 29, 2017, is incorporated by reference.

(e) Underwriting Contracts.

(i)	ETF Distribution Agreement with Northern Lights Distributors, LLC.*

(ii)	Underwriting Agreement with Archer Distributors, LLC.*

(iii)	Form of Authorized Participant Agreement, which was filed as an exhibit to the Registrant’s Registration Statement on November 5, 2014, is incorporated by reference.

(a)       Form of Amendment to Authorized Participant Agreement, which was filed as an exhibit to the Registrant’s Registration Statement on November 5, 2014, is incorporated by reference.

(f) Bonus or Profit Sharing Contracts. None.

(g) Custodial Agreement.

(i)	Custody Agreement, which was filed as an exhibit to the Registrant's Registration Statement on February 23, 2012, is incorporated by reference.

(ii)	Account Control Agreement which was filed as an exhibit to the Registrant's Registration Statement on November 27, 2013, is incorporated by reference.

(iii)	Custody and Transfer Agent Agreement with Brown Brothers Harriman & Co., which was filed as an exhibit to the Registrant's Registration Statement on September 29, 2014, is incorporated by reference.

(a) Amended Appendix A to Custody and Transfer Agent Agreement dated September 28, 2017, which was filed as an exhibit to the Registrant’s Registration Statement on December 18, 2017, is incorporated by reference.

(h) Other Material Contracts.

(i)	ETF Fund Services Agreement with Gemini Fund Services, LLC.*

(iii)	Index License Agreement, which was filed as an exhibit to the Registrant’s Registration Statement on December 18, 2017, is incorporated by reference.

(i) Legal Opinion.

(i)	Legal Opinion of Thompson Hine, LLP, which was filed as an exhibit to the Registrant’s Registration Statement on March 29, 2017, is incorporated by reference.

(j) Other Opinions. Consent of Independent Registered Public Accounting Firm is filed herewith.

(k) Omitted Financial Statements. None.

(l) Initial Capital Agreements. None.

(m) Rule 12b-1 Plans.

(i)	Class A and Class C Plan of Distribution Pursuant to Rule 12b-1, which was filed as an exhibit to the Registrant's Registration Statement on February 23, 2012, is incorporated by reference.

(ii)	ETF Distribution Plan Pursuant to Rule 12b-1 Under the Investment Company Act of 1940, dated March 28, 2017, which was filed as an exhibit to the Registrant’s Registration Statement on December 18, 2017, is incorporated by reference.

(a)       Amended Schedule A to ETF Distribution Plan Pursuant to Rule 12b-1 Under the Investment Company Act of 1940, which was filed as an exhibit to the Registrant’s Registration Statement on December 18, 2017, is incorporated by reference.

(n) Rule 18f-3 Plan.

(n)(i) Amended and Restated Rule 18f-3 Plan, which was filed as an exhibit to the Registrant’s Registration Statement on November 28, 2018, is incorporated by reference.

(o) Reserved.

(p) Code of Ethics.

(i) Code of Ethics for Arrow Investments Trust, which was filed as an exhibit to the Registrant's Registration Statement on February 23, 2012, is incorporated by reference.

(ii) Code of Ethics for Arrow Investment Advisors, LLC, which was filed as an exhibit to the Registrant's Registration Statement on February 23, 2012, is incorporated by reference.

(iii) Code of Ethics for principal underwriter (Northern Lights Distributors, LLC), as of August 31, 2018, which was filed as an exhibit to the Registrant’s Registration Statement on November 28, 2018, is incorporated by reference.

(iv) Code of Ethics for principal underwriter (Archer Distributors, LLC), which was filed as an exhibit to the Registrant’s Registration Statement on May 12, 2014, is incorporated by reference.

(v) Code of Ethics for Halyard Asset Management LLC, which was filed as an exhibit to the Registrant’s Registration Statement on March 29, 2017, is incorporated by reference.

(q) Powers of Attorney. Power of Attorney for Robert S. Andrialis, Thomas T. Sarkany and Sam Singh, which were filed as an exhibit to the Registrant’s Registration Statement on May 12, 2014, are incorporated by reference. Power of Attorney for the Trust, and a certificate with respect thereto, and each other trustee and executive officer, which were filed as an exhibit to the Registrant's Registration Statement on February 23, 2012, are incorporated by reference.

*       Filed herewith.

Item 29. Control Persons. None.

Item 30. Indemnification.

Generally, certain of the agreements with the Trust, or related to the Trust, provide indemnification of the Trust’s Trustees, officers, the underwriter, and certain Trust affiliates.  Insurance carried by the Trust provides indemnification of the Trustees and officers.  The details of these sources of indemnification and insurance follow.

Article IX, Section 2(a) of the Agreement and Declaration of Trust provides that every person who is, or has been, a Trustee or an officer, employee or agent of the Trust, including persons who act at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (“Covered Person”) shall be indemnified by the Trust or the appropriate series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof.

Article IX, Section 2(b) provides that no indemnification shall be provided to a Covered Person: (i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office or (B) not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust; or (ii) in the event of a settlement, if there has been a determination that such Covered Person engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office:  (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither interested persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions of Delaware law and the Agreement and Declaration of the Registrant or the By-Laws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Pursuant to the ETF Distribution Agreement (the “ETF Distribution Agreement”) between the Trust, Archer Distributors, LLC (“Archer”), and Northern Lights Distributors, LLC (“NLD”) with respect to Arrow DWA Tactical ETF, Arrow QVM Equity Factor ETF, Arrow Reserve Capital Management ETF, Arrow Dogs of the World ETF, and Arrow DWA Country Rotation ETF, the Trust and Archer agree to jointly and severally indemnify and hold harmless NLD and each of its managers and officers and each person, if any, who controls NLD within the meaning of Section 15 of the 1933 Act against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages, or expense and reasonable counsel fees and disbursements incurred in connection therewith), arising by reason of any person acquiring any shares or Creation Units, based upon (i) the ground that the registration statement, prospectus, shareholder reports or other information filed or made public by the Trust and/or Archer (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make the statements made not misleading, (ii) the Trust and/or Archer’s failure to maintain an effective registration statement and prospectus with respect to shares of the Funds that are the subject of the claim or demand, (iii) the Trust and/or Archer’s failure to properly register Fund shares under applicable state laws, (iv) instructions given by the Trust and/or Archer, the Trust and/or Archer’s failure to perform its duties hereunder or any inaccuracy of Trust and/or Archer’s representations, (v) any claim brought under Section 11 of the 1933 Act or (vi) all actions taken by NLD hereunder resulting from NLD’s reliance on instructions received from an officer, agent or approved service provider of the Trust and/or Archer.

Pursuant to the ETF Distribution Agreement between the Trust and NLD, NLD covenants and agrees that it will indemnify and hold harmless the Trust and/or Archer and each of their Trustees and officers and each person, if any, who controls the Trust and/or Archer within the meaning of Section 15 of the 1933 Act, against any loss, liability, damages, claim or expense (including the reasonable cost of investigating or defending any alleged loss, liability, damages, claim or expense and reasonable counsel fees and disbursements incurred in connection therewith) arising out of or based upon any Disqualifying Conduct by NLD in connection with the obligations of NLD hereunder.

Pursuant to the Underwriting Agreement between the Trust and Archer with respect to all series of Arrow Investment Trust, except the Arrow DWA Tactical ETF, Arrow QVM Equity Factor ETF, Arrow Reserve Capital Management ETF, Arrow Dogs of the World ETF, and Arrow DWA Country Rotation ETF, the Trust agrees to indemnify, defend and hold Archer, its several officers and managers, and any person who controls Archer within the meaning of Section 15 of the Securities Act free and harmless from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) which Archer, its officers and managers, or any such controlling persons, may incur under the Securities Act, the 1940 Act, or common law or otherwise, arising out of or based upon: (i) any untrue statement, or alleged untrue statement, of a material fact required to be stated in either any Registration Statement or any Prospectus, (ii) the breach by the Trust of any representations, warranties or obligations set forth herein, (iii) any omission, or alleged omission, to state a material fact required to be stated in any Registration Statement or any Prospectus or necessary to make the statements in any of them not misleading, (iv) the Trust’s  failure to maintain an effective Registration statement and Prospectus with respect to shares of the Funds that are the subject of the claim or demand, (v) the Trust’s failure to provide Archer with advertising or sales materials to be filed with FINRA on a timely basis or the Trust’s use of marketing materials that are false or misleading, (vi) the Trust’s failure to properly register Fund shares under applicable state laws, (vii) Actions taken, or omissions to take action, by the Trust or service providers to the Trust, or (viii) actions taken by Archer resulting from Archer’s reliance on instructions received from an officer, agent, investment adviser or legal counsel of the Trust.

Pursuant to the Underwriting Agreement between the Trust and Archer, Archer agrees to indemnify, defend and hold the Trust, its several officers and Board members, and any person who controls the Trust within the meaning of Section 15 of the Securities Act, free and harmless from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any reasonable counsel fees incurred in connection therewith) which the Trust, its officers or Board members, or any such controlling person, may incur under the Securities Act, the 1940 Act, or under common law or otherwise, but only to the extent that such liability or expense incurred by the Trust , its officers or Board members, or such controlling person results from such claims or demands: (i) arising out of or based upon statements or representations made by Archer which are unauthorized by the Trust or its agents in any sales literature or advertisements or any Disqualifying Conduct by Archer in connection with the offering and sale of any shares, (ii) the breach by Archer of any representations, warranties or obligations set forth herein, or (iii) arising out of or based upon any untrue, or alleged untrue, statement of a material fact contained in information furnished in writing by Archer to the Fund  specifically for use in the Trust’s  Registration Statement and used in the answers to any of the items of the Registration Statement or in the corresponding statements made in the Prospectus, or shall arise out of or be based upon any omission, or alleged omission, to state a material fact in connection with such information furnished in writing by Archer to the Trust  and required to be stated in such answers or necessary to make such information not misleading.

The Registrant maintains a mutual fund directors and officers liability policy. The policy, under certain circumstances, such as the inability of the Trust to indemnify Trustees and officers provides coverage to Trustees and officers.  Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or certain breaches of duty.

Generally, each investment advisory agreement provides that neither the adviser nor any director, manager, officer or employee of the adviser performing services for the Trust at the direction or request of the adviser in connection with the adviser's discharge of its obligations hereunder shall be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with any matter to which the agreement relates, and the adviser shall not be responsible for any action of the Trustees of the Trust in following or declining to follow any advice or recommendation of the adviser or any sub-adviser retained by the adviser pursuant to Section 9 of the agreement;  PROVIDED, that nothing herein contained shall be construed (i) to protect the adviser against any liability to the Trust or its shareholders to which the adviser would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of the adviser's duties, or by reason of the adviser's reckless disregard of its obligations and duties under the agreement, or (ii) to protect any director, manager, officer or employee of the adviser who is or was a Trustee or officer of the Trust against any liability of the Trust or its shareholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office with the Trust. Additionally, generally, the sub-advisory agreement provides that the subadviser shall indemnify the adviser, the Trust and the Fund, and their respective affiliates and controlling persons for any liability and expenses, including without limitation reasonable attorneys’ fees and expenses, which the adviser, the Trust and/or the Fund and their respective affiliates and controlling persons may sustain as a result of the subadviser’s willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws or the CEA. Generally, each sub-advisory agreement also provides that the adviser shall indemnify the subadviser, its affiliates and its controlling persons, for any liability and expenses, including without limitation reasonable attorneys’ fees and expenses, which may be sustained as a result of the adviser’s willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws or the CEA. In addition, generally, each sub-advisory agreement provides that the Trust shall indemnify the subadviser, its affiliates and its controlling persons, for any liability and expenses, including without limitation reasonable attorneys’ fees and expenses, which may be sustained as a result of the Trust’s willful misfeasance, bad faith, gross negligence, reckless disregard of its duties hereunder or violation of applicable law, including, without limitation, the federal and state securities laws or the CEA.

Item 31. Activities of Investment Advisor.

Arrow Investment Advisors LLC, 6100 Chevy Chase Dr., Suite 100, Laurel, MD 20707 is a registered investment adviser. Additional information about the Advisor and its officers is incorporated by reference to the Statement of Additional Information filed herewith, and the Advisor's Form ADV, file number 801-66595. The Trust’s Sub-Advisor, Halyard Asset Management, LLC. located at 50 Main Street, White Plains, New York 10514 is a registered investment adviser. Additional information about the Sub-Advisor and its officers is incorporated by reference to the Statement of Additional Information filed herewith, and the Sub-Advisor’s Form ADV, file number 801-71687.

Item 32. Principal Underwriters.

(a)(1) Northern Lights Distributors, LLC ("NLD"), is a principal underwriter for Arrow DWA Tactical ETF, Arrow QVM Equity Factor ETF, Arrow Reserve Capital Management ETF, Arrow Dogs of the World ETF and Arrow DWA Country Rotation ETF, each a series of the Registrant. NLD also acts as principal underwriter for the following:

AdvisorOne Funds, Arrow ETF Trust, Centerstone Investors Trust, Copeland Trust, Equinox Funds Trust, Miller Investment Trust, Mutual Fund Series Trust,

Mutual Fund and Variable Insurance Trust, North Country Funds, Northern Lights Fund Trust, Northern Lights Fund Trust II, Northern Lights Fund Trust III, Northern Lights Fund Trust IV, Northern Lights Variable Trust, OCM Mutual Fund, PREDEX, Princeton Private Investments Access Fund, The Saratoga Advantage Trust, Tributary Funds, Inc. and Two Roads Shared Trust.

(a)(2) Archer Distributors, LLC, is the principal underwriter for all series of Arrow Investment Trust, except the Arrow DWA Tactical ETF, Arrow QVM Equity Factor ETF, and Arrow Reserve Capital Management ETF. Archer Distributors, LLC does not act as principal underwriter for other funds outside the Trust.

(b)(1) NLD is registered with Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The principal business address of NLD is 17645 Wright Street, Suite 200, Omaha, Nebraska 68130-2095. To the best of Registrant's knowledge, the following are the members and officers of NLD:

Name	Positions and Offices with Underwriter	Positions and Offices with the Trust

William J. Strait	President, General Counsel, Secretary, and Manager	None
Daniel Applegarth	Treasurer and Financial Operations Principal	None
Janelle Hardy	V.P. Compliance	None
Mike Nielsen	Chief Compliance Officer and AML Compliance Officer	None
Kevin Wolf	Manager	None
David Young	Manager	None
Mike Wagner	Manager	None

(b)(2) Archer Distributors, LLC is registered with Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The principal business address of Archer Distributors, LLC is 6100 Chevy Chase Dr., Suite 100, Laurel, MD 20707. To the best of Registrant's knowledge, the following are the members and officers of Archer Distributors, LLC:

Name	Positions and Offices with Underwriter	Positions and Offices with the Trust
Jake Griffith	President	Secretary
Kristin Stelljes	Chief Compliance Officer	None
Estee C. Dorfman	FINOP	None

(c) Not applicable.

Item 33. Location of Accounts and Records.

All accounts, books and documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the office of the Registrant, Adviser, Sub-Advisor, Principal Underwriters, Transfer Agent, Fund Accountant, Administrator and Custodian at the addresses stated in the SAIs.

Item 34. Management Services. Not applicable.

Item 35. Undertakings. The Registrant undertakes that each Fund's Subsidiary will submit to inspection by the Securities and Exchange Commission.

Exhibit Index

(e)(i) ETF Distribution Agreement with Northern Lights Distributors, LLC

(e)(ii) Underwriting Agreement with Archer Distributors, LLC

(h)(i) ETF Fund Services Agreement with Gemini Fund Services, LLC